UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER:  333-111407
CUSIP NUMBER:  634884-AB-6

(Check One)  Form 10-K  Form 20-F  Form 11-K ☒ Form 10-Q  Form 10-D Form N-SAR   Form N-CSR

For Period Ended:  February 28, 2009

                [ ] Transition Report on Form 10-K
                [ ] Transition Report on Form 20-F
                [ ] Transition Report on Form 11-K
                [ ] Transition Report on Form 10-Q
                [ ] Transition Report on Form N-SAR

                For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I--REGISTRANT INFORMATION

National Beef Packing Company, LLC
________________________________
Full Name of Registrant

Not Applicable
________________________________
Former Name if Applicable

12200 North Ambassador Drive
________________________________
Address of Principal Executive Office (Street and Number)

Kansas City, Missouri  64163
________________________________
City, State and Zip Code

PART II--RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not beeliminated without unreasonable effort or expense;

☒           (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has beenattached if applicable.

PART III—NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

National Beef Packing Company, LLC (the “Company”) could not file its Quarterly Report on Form 10-Q for the quarter ended February 28, 2009, due on April 14, 2009 (the “Form 10-Q”), with the Securities and Exchange Commission (“SEC”) because the Company and its independent auditors require additional time to assess the impact of certain transactions and complete the Company’s financial statements.  This delay could not be eliminated by the Company without unreasonable effort and expense.  The Company intends to file its Form 10-Q within the 5 calendar day period contemplated by Rule 12b-25 promulgated under the Securities Exchange Act of 1934, as amended.

PART IV--OTHER INFORMATION

(1)           Name and telephone number of person to contact in regard to this notification

Jay D. Nielsen                                                                                 (800) 449-2333
________________________________    ________________________________
(Name)                                                                           (Area Code) (Telephone Number)

(2)           Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒Yes  ☐ No

 (3)           Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes  ☐  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Due to the ongoing analysis described above, the Company has not finalized its financial statements for the quarter ended February 28, 2009. However, the Company expects that its results of operations for the period ending February 28, 2009 will change significantly from its results of operations for corresponding periods in fiscal 2008 and expect to report net income for the quarter of more than $29.0 million compared to a net loss of $10.1 million for the fiscal 2008 quarter.

National Beef Packing Company LLC
_____________________________________
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 15, 2009	By:	/s/ Jay D. Nielsen
Name: Jay D. Nielsen
Title: Chief Financial Officer